Form G-FINW

07008022

APR 30 2007

FR G-FINW
OMB No. 7100–0224
Average hours per response: 0.25
Approval expires March 31, 2007

OFFICIAL USE
11-303

Notice by Financial Institutions of Termination of Activities as a Government Securities Broker or Government Securities Dealer

1. Appropriate regulatory agency (check one):

   A. ☐ Comptroller of the Currency
   B. ☐ Board of Governors of the Federal Reserve System
   C. ☒ Federal Deposit Insurance Corporation
   D. ☐ Office of Thrift Supervision
   E. ☐ Securities and Exchange Commission

2. A. Full name of the financial institution:

   Carolina First Bank

   B. Address of principal office of financial institution:

   104 S Main Street Greenville, SC 29601

   C. Mailing address if different from (B):

PROCESSED
JUL 19 2007
THOMSON
FINANCIAL

3. Furnish the name and address of the person who has or will have custody or possession of the financial institution's books and records with respect to the financial institution's activities as a government securities broker or government securities dealer:

   Full Name

Last	First	Middle
Toole	Ben	Coleman

   Address: 104 S Main St Suite 303 Greenville SC 29601

4. Furnish the address of the place where such books and records will be located:

   104 S Main St Suite 303 Greenville SC 29601

5. **The financial institution submitting this notice of termination of activities and the person executing it represent that all of the information contained herein is true, current and complete.**

   Please print name and title of person executing this notice:

First	Middle	Last	Title
Ben	Coleman	Toole	Vice President

   Manual Signature: Ben C. Toole

   Date: 3/23/2007

FDIC
Federal Deposit Insurance Corporation
550 17th St. NW Washington DC, 20429
Division of Supervision and Consumer Protection

SECURITIES AND [illegible]

DIVISION OF MARKET REGULATION

April 16, 2007

Carol Y. Charnock
Securities and Exchange Commission
Division of Market Regulation
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Charnock:

Enclosed is a copy of Form G-FINW, "Notice by Financial Institutions of Termination as a Government Securities Broker or Government Securities Dealer," submitted by Carolina First Bank and dated March 23, 2007

If you have any questions regarding this transmittal, please direct them to Anthony J. DiMilo, Examination Specialist - Trust, phone (202) 898-7496 or e-mail to adimilo@fdic.gov.

Sincerely,

Serena L. Owens
Chief, Policy and Program Development Section

Enclosure